June 4, 2012

Via Email
United States Securities and Exchange Commission
100 F St. NE
Washington, DC 20549-7010

ATTENTION:
John Reynolds
Assistant Director

Re: PN Med Group Inc.
    Registration Statement on Form S-1
    Filed May 8, 2012
    File No. 333-181229

GENERAL

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

-    Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and
     Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

-    State your election under Section 107(b) of the JOBS Act:

     * If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

     * If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures. In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.
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Response: We have added the following disclosure and risk factor:

Because we generated less than $1 billion in total annual gross revenues during our most recently completed fiscal year, we qualify as an "emerging growth company" under the Jumpstart Our Business Startups ("JOBS") Act.

We will lose our emerging growth company status on the earliest occurrence of any of the following events:

     1. on the last day of any fiscal year in which we earn at least $1 billion in total annual gross revenues, which amount is adjusted for inflation every five years;

     2. on the last day of the fiscal year of the issuer following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement;

     3. on the date on which we have, during the previous 3-year period, issued more than $1 billion in non-convertible debt; or

     4. the date on which such issuer is deemed to be a `large accelerated filer', as defined in section 240.12b-2 of title 17, Code of Federal Regulations, or any successor thereto."

A "large accelerated filer" is an issuer that, at the end of its fiscal year, meets the following conditions:

     1. it has an aggregate worldwide market value of the voting and non-voting common equity held by its non-affiliates of $700 million or more as of the last business day of the issuer's most recently completed second fiscal quarter;

     2. It has been subject to the requirements of section 13(a) or 15(d) of the Act for a period of at least twelve calendar months; and

     3. It has filed at least one annual report pursuant to section 13(a) or 15(d) of the Act.

As an emerging growth company, exemptions from the following provisions are available to us:

     1. Section 404(b) of the Sarbanes-Oxley Act of 2002, which requires auditor attestation of internal controls;

     2. Section 14A(a) and (b) of the Securities Exchange Act of 1934, which require companies to hold shareholder advisory votes on executive compensation and golden parachute compensation;

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     3.   Section 14(i) of the Exchange Act (which has not yet been
          implemented), which requires companies to disclose the relationship between executive compensation actually paid and the financial performance of the company;

     4. Section 953(b)(1) of the Dodd-Frank Act (which has not yet been implemented), which requires companies to disclose the ratio between the annual total compensation of the CEO and the median of the annual total compensation of all employees of the companies; and

5. The requirement to provide certain other executive compensation disclosure under Item 402 of Regulation S-K. Instead, an emerging growth company must only comply with the more limited provisions of
         Item 402 applicable to smaller reporting companies, regardless of the issuer's size.

Pursuant to Section 107 of the JOBS Act, an emerging growth company may choose to forgo such exemption and instead comply with the requirements that apply to an issuer that is not an emerging growth company. We have elected to maintain our status as an emerging growth company and take advantage of the JOBS Act provisions.

2. Please provide the information required by Item 404(a) of Regulation S-K. To this extent, we note loan from a shareholder and officer disclosed on page F-7 of the financial statement and your office space provided by an officer free of charge.

Response: We have disclosed the relationship of the shareholder who provided the loan, the date and the dollar value. We have disclosed that the loan was provided free of charge by the shareholder because being a majority shareholder it is in his interest that the company succeeds in its business endeavors.

3. Please provide supplemental support for your factual assertions. Clearly mark the supplemental materials to highlight the specific information you believe supports the statement referenced. For example purposes only, we note the following statements:

     * "40.3% of all the population, including hospitals and any type of care centers are located in the Metropolitan area of Santiago..." page 15;

     * "Due to the isolated location of Chile there is a shortage of importers from around the world especially with the increasing demand for sophisticated diagnostic equipment and supplies." page 15;

     * "The medical field grows rapidly and there is a constant need for new and more sophisticated equipment as well as more supplies," page 17.

Response:  We have removed the statements in question.

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PROSPECTUS COVER PAGE

4. Please disclose the duration of the offering on the cover page. See Item 501(b)(8)(iii) of Regulation S-K. In addition, we note the disclosure on page four that the duration of the offering is the earlier of the date when you sell all of the shares in this offering or the board determines to terminate the offering. Such indeterminate duration is inconsistent with Rule 415(a)(2) of Regulation C. Please revise the duration accordingly.

Response: See exhibit 5.1 legal opinion attached

PROSPECTUS SUMMARY, PAGE 3

5. We note the statement that PN Med Group "is a distributor of medical supplies and equipment." Please revise this and other similar statements throughout the prospectus to clarify that you are a development stage company, have not yet commenced operations and have generated no revenues to date.

Response: We have clarified that we are a development stage company, and have not yet commenced operations or generated revenues to date.

6. We note the reference to net proceeds of $100,000 on page 4. Please provide clear disclosure in this section and throughout the prospectus as necessary to clarify that this is the maximum net proceeds and that there is no minimum and no guarantee you will raise any funds in this offering.

Response: We have made these revisions throughout the prospectus.

RISK FACTORS, PAGE 5

7. We note your statement on page 3 that Mr. Niklitschek informally agreed to advance funds for professional fees and operating expenses; however, he has not formally agreed to do so and it appears from the disclosure that he is not legally obligated to provide such funding. Since you have no formal agreement with Mr. Niklitschek for the advancement of funds, please add risk factor disclosure which addresses the risk that Mr. Niklitschek may fail to advance you funds, if needed.

Response: We have added this risk factor.

8. Since Mr. Niklitschek will hold 50% of your shares outstanding after the offering, please add a risk factor describing the substantial influence he will be able to wield over your operations.

Response: We have added this risk factor

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9. Risk factors one and six appear to discuss the transportation industry.
Please explain the relevance to the transportation industry to your planned distribution business or revise these risk factors.

Response: We have deleted these risk factors.

"IF WE DO NOT ATTRACT CUSTOMERS, WE WILL NOT MAKE A PROFIT...," PAGE 6

10. We note your statement on within this risk factor that you have approached five local clients to offer your products. Since you disclose that you have no agreement with any potential customers, please remove references to your "clients" from throughout your prospectus or describe these entities as "potential clients."

Response: We have described these entities as "potential clients."

USE OF PROCEEDS, PAGE 9

11. Please revise this section to only describe your use of proceeds for this offering. To this extent, please remove any discussion of expenses already paid for. Also please revise to remove any discussion of intended expenses which will not come from the proceeds of this offering.

Response: We have made the required revisions.

12. Please revise to provide a more specific description of your use of proceeds, describing the various uses of proceeds under each offering scenario. To the extent you will need additional funds to complete your intended use of proceeds, please describe the amount and sources of such funds. See Instruction 3 to Item 504 of Regulation S-K.

Response: If we raise more than $25,000 in this offering we will increase our expenditures as follows under each offering scenario:

$50,000
Legal and professional expenses: will stay the same.
Web development expenses: will increase to $2,000 as extra funds will be paid to web developer to add additional features and improve our website Establishing an office expenses: will increase to $13,000 as we will purchase additional computers and furniture.
Order supplies and equipment expenses: will increase to $13,000 as we will purchase additional supplies and equipment to keep in our inventory. Car expenses: will increase to $12,000 as we will purchase a car (2007-2009 Peugeot Partner).

$75,000
Legal and professional expenses: will stay the same.
Web development expenses: will increase to $3,000 as extra funds will be paid to web developer to add additional features and improve our website

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Establishing an office expenses: will stay at $13,000.
Order supplies and equipment expenses: will increase to $37,000 as we will purchase additional supplies and equipment to keep in our inventory.
Car expenses: will stay at $12,000.

$100,000
Legal and professional expenses: will stay the same.
Web development expenses: will stay at $3,000.
Establishing an office expenses: will stay at $13,000.
Order supplies and equipment expenses: will increase to $50,000 as we will purchase additional supplies and equipment to keep in our inventory.
Car expenses: will stay at $12,000.

If we are unable to raise at least $25,000 we will seek to raise additional funds through the sale of our common stock or obtain additional loans from our director. We do not have any arrangements to raise additional funds or obtain loans as of today.

13. Please revise to show the complete use of all proceeds under each scenario. In particular, we note that under the $100,000 proceeds scenario, your intended uses total only $88,000.

Response: We have revised as required.

14. Please revise to indicate the order of priority for your listed uses of offering proceeds. See Instruction 1 to Item 504 of Regulation S-K.

Response: We have revised to indicate the order of priority.

15. We note the statement on page 10 that the above figures represent only estimated costs. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise to provide more specificity regarding the changes in the use of proceeds or remove the above language.

Response: We have removed the language in question.

16. We note your disclosure on page 3 that you will need at least $34,450 to implement your plan of operations and on page 5 that you are completely dependent on the proceeds of this offering to develop your business plan. Please reconcile this with your use of proceeds section which shows the allocation of your proceeds if 25% of your shares are sold. Please clarify, if true, that you will seek to implement your plan of operations even if you are unable to raise $37,500 through this offering. If not, revise your use of proceeds to clearly disclose your plans if you raise less than $37,500. Also, add disclosure regarding the use of proceeds if you raise less than 25% of the offering maximum.

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Response: We have clarified that we will seek to implement our plan of operations even if we are unable to raise $34,450 through this offering. If we raise less than 25% of the offering, we will spend our proceeds as described in the $25,000 scenario. When we will require additional funds, we will attempt to raise them through sale of additional common stock or through director loans. We do not have any arrangements to raise additional funds at this time.

DILUTION, PAGE 10

17. We note your statement within this section that assuming completion of the offering, there will be up to 15,000,000 shares of common stock outstanding. We also note that as of March 31, 2012 you only had 5,000,000 shares outstanding and are offering an additional 5,000,000 shares in this offering. Please reconcile the planned amount of shares outstanding here and throughout your prospectus or advise.

Response: We have made the required revision.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, PAGE 11 PLAN OF OPERATION, PAGE 11

18. Please provide a more detailed description of the company's plan of operations for the next twelve months. In particular, please explain how the company intends to meet each of these milestones if it cannot raise adequate funding.

Response: We have revised our plan of operation.

19. We note the inclusion of the following items in your plan of operations. * Put together a product list brochure for clients and potential clients, page 11;

* Advertise and promote our products on a national webpage..., page 11; Please revise this section to include the costs and the anticipated source of funds for these activities. Also, add these items to your Use of Proceeds section, if applicable.

Response: We have revised that it will cost the company $500 for the year to put together and print a product list brochure for our potential clients. We have rephrased the "Advertise and promote" to "List " our products free of charge on a national webpage www.mercadopublico.cl

PAGE 5

20. Please reconcile the disclosure on pages 12 and 16 that you are required to order from Kangtai at least once every 3 months with the agreement filed as
Exhibit 10.1, which reflects 5 months. In addition, please clearly disclose the duration of the agreement and termination provision.

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Response: We have clarified that the Company is required to order from Kangtai at least once every 5 months as reflected in our Distribution Agreement. We have also added the following info to disclose the duration and termination provisions.

1. This Agreement became effective as of February 25, 2012 hereof upon execution by an officer or other authorizuted representative of the Manufacturer and by an authorized representative of Distributor and shall remain in effect for 3 years thereafter unless previously terminated by either party for any other reason upon not less than thirty (30) calendar days prior written notice to the other party.

2. Without limitation, the following events shall constitute grounds for termination by Manufacturer:

     (a) if Distributor shall file or have filed against it a petition in bankruptcy or insolvency or if Distributor shall make an assignment for benefit of its creditors of if Distributor's viability as a going concern should, in Manufacturer's judgment, become impaired;

     (b) if Distributor fails to provide and maintain a proper and sufficient sales force;

     (c) if Distributor degrades and places in bad repute the name and reputation of Manufacturer expressly or by virtue of its methods of handling and/or promoting the Products;

     (d)  if Distributor fails to meet any other of its obligations hereunder;
          or

     (e)  if Distributor fails to meet minimum purchase goals

3. Except as may be otherwise determined pursuant to the laws of the jurisdiction where Distributor has its principle office, Manufacturer shall have no liability to Distributor by any reason of any termination or cancellation of this Agreement by Manufacturer, including without limitation, liability for direct or indirect damages on account of loss of income arising from anticipated sales, compensation, or for expenditures, investments, leases or other commitments or for loss of goodwill or business opportunity or otherwise.

4. Upon termination by either Manufacturer of Distributor, Manufacturer shall have the option of buying back from Distributor any new unsold Products purchased from Manufacturer, at the prices charged to Distributor, less Manufacturer's then applicable restocking charge, if any, and less any additional expenses incurred by Manufacturer arising out of termination by Distributor

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DESCRIPTION OF BUSINESS, PAGE 15
CUSTOMER SERVICE, PAGE 16

21. We note your disclosure within this section that you intend to pay Mr. Niklitschek $0.25 per each kilometer driven in the delivery of your products. Please revise your plan of operation and use of proceeds sections to include these expenses, as applicable, or advise.

Response: We have not included this expense in the use of proceeds section because these costs will be paid out of the revenue that we generate. We will not use the proceeds from this offering to pay for this expense.

COMPETITION, PAGE 17

22. Please revise to describe your competitive position within the industry. See
Item 101(h)(4)(iv) of Regulation S-K. Please ensure your revised description is consistent with your disclosure on page 15 which states that there is a shortage of medical supply importers.

Response: The principal competitive factors in our industry are pricing and availability of product, service and delivery capabilities, ability to assist with problem-solving, customer relationships, and geographic coverage. Many of our competitors have greater financial capacity and are able to withstand any potential market fluctuations better than we can. To maintain a competitive position, PNMG will focus on providing helpful customer service. We will have vast selection of products as well as same- day delivery services within 100 miles radius. We also offer a no minimum order size and no shipping charges, as well as returns of unused, saleable products for an instant credit.

Our competition will include other distribution companies, importers, and agents with the same or similar product list. However, the medical field grows rapidly and there is a constant need for new and more sophisticated equipment as well as more supplies. We expect competition to continue to intensify in the future. Competitors include companies with a more substantial customer bases. There can be no assurance that we can maintain a competitive position against current or future competitors, particularly those with greater financial, marketing, service, and support, technical and other resources. Our failure to maintain a competitive position within the market could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that we will be able to compete successfully against current and future competitors, and competitive pressures faced by us may have a material adverse effect on our business, financial condition and results of operations.

EMPLOYEES, IDENTIFICATION OF CERTAIN SIGNIFICANT EMPLOYEES, PAGE 17

23. We note your statement that you have no employees. Please reconcile this section with your disclosure on page 18 which lists Pedro Niklitschek as your president and treasurer and Miguel Molina Urra as your secretary.

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Response: We have made the required revision to specify that at this time we have two significant employees. Our president, Pedro Perez Niklitschek and Miguel Molina Urra, our secretary, each devotes twenty hours per week to our operations. As our business expands, Mr. Niklitschek and Molina Urra intend to devote as much time as the Board of Directors deems necessary to manage the affairs of the company.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTER AND CONTROL PERSONS, PAGE 18

24. Please revise this section to briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that Mr. Niklitschek should serve as your director.

Response: Mr. Niklitschek's qualifications to serve on our Board of Directors are primarily based on his experience and established network of business contacts in our industry as well as his business educational background.

25. Please revise to identify Mr. Niklitschek as your promoter. See Item 401(g)(1) of Regulation S-K.

Response: We have revised to identify Mr. Niklitschek as our promoter.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS, PAGE 60
EXHIBITS

26. Please provide a written description of the oral agreement with Mr. Niklitschek, as described in your registration statement on page 3. See Question
146.04 of the Regulation S-K Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response: We have filed the following agreement as an exhibit:

Written Description of the Oral Agreement between Mr. Niklitschek and PN Med Group Inc.

Our officer and director, Mr. Niklitshcek informally agreed to advance funds to allow us to pay for professional fees, including fees payable in connection with the filing of this registration statement and operation expenses. However, Mr. Niklitschek has made no formal commitment, arrangement or legal obligation to advance or loan funds to the company.

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EXHIBIT 5.1

27. We note that counsel has stated that its opinion is furnished in connection with the filing of the Registration Statement with the Commission and may not be relied upon for any other purpose without prior written consent in each instance. Please have counsel revise the opinion to clarify this limitation on reliance. Purchasers of the securities in the offering are entitled to rely on the opinion. See Section II.B.3.d of Staff Legal Bulletin 19.

Response: See exhibit 5.1 legal opinion attached

Sincerely,


/s/ Pedro Perez Niklitschek
-----------------------------------
Pedro Perez Niklitschek
President
PN Med Group Inc.


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